UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 27, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1	Notice to Shareholders dated March 27, 2018

Item 1

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

NOTICE TO SHAREHOLDERS

A FIBRIA CELULOSE S.A. (“Company”) hereby informs its shareholders and the market in general that, in the Board of Directors’ Meeting held on March 27, 2018, the Board of Directors approved the adhesion of the Company to the Voting Agreement and Other Obligations dated as of March 15, 2018, entered into by and between, on one side, Suzano Holdings S.A., David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer, and, on the other side, Votorantim S.A. e BNDES Participações S.A. — BNDESPAR and, as intervening consenting party, Suzano Papel e Celulose S.A., disclosed through a Material Fact on March 16, 2018, for the fulfillment of the obligations applicable to the Company.

São Paulo, March 27, 2018.

Guilherme Perboyre Cavalcanti

Chief Financial and Investors Relations Officer

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction between Fibria Celulose S.A. (the “Company”) and Suzano Papel e Celulose S.A. (“Suzano”) (the “Proposed Transaction”), the Company and Suzano will file relevant materials with the United States Securities and Exchange Commission (the “SEC”) including a registration statement of Suzano on Form F-4. The Form F-4 (when filed) will contain a prospectus and other documents.  INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, SUZANO AND THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form F-4 (when filed) and all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (when filed) all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be made available, free of charge, to U.S. shareholders of the Company on the Company’s website at http://www.fibria.com.br.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements.  These forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication.  For example, the expected timing and likelihood of completion of the Proposed Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Proposed Transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Proposed Transaction, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the shares of the  Company or Suzano, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of the Company and Suzano to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors.  All such factors are difficult to predict and are beyond the Company’s control, including those detailed in the Company’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.fibria.com.br and on the SEC’s website at http://www.sec.gov.  The Company’s forward-looking statements are based on assumptions that the Company believes to be reasonable but that may not prove to be accurate.  The Company undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO